

December 1, 2011

<u>Via E-mail</u>
A. Lynne Puckett
Senior Vice President, General Counsel
and Secretary
Colfax Corporation
8170 Maple Lawn Boulevard
Fulton, MD 20759

> **Re: Colfax Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2011**
> **File No. 001-34045**

Dear Ms. Puckett:

We limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Condensed Combined Financial Information, pages 213 and 214</u>

1.   Please revise to disclose the components of the Charter U.S. GAAP adjustments of $11,787 and $16,413 for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively. Similarly, please clarify the components of the transaction adjustments relating to selling, general and administrative expenses for the nine months ended September 30, 2011 and for the year ended December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: James A. McDonald
        Skadden, Arps, Slate, Meagher & Flom